Exhibit 99.6

KPMG LLP	Telephone	(416) 777-8500
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Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•	our Report of Independent Registered Public Accounting Firm dated February 18, 2015 on the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2014 and December 31, 2013, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and December 31, 2013; and

•	our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting dated February 18, 2015 on IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2014 each of which is incorporated by reference in this annual report on Form 40-F of IAMGOLD Corporation for the fiscal year ended December 31, 2014.

We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-8 (No. 333-142127) and Form F-10 (No.333-190073) of IAMGOLD Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 25, 2015

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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